EXHIBIT 99.1

Just Energy to Acquire a Leading Provider of Home Water Filtration Technology

  Strategic acquisition advances Just Energy’s transformation to a value-added consumer products provider
  Diversifies Just Energy’s product mix with non-commodity product and service offerings
  Recurring, subscription based home services model with sticky customer base
  The Acquisition is expected to be immediately accretive to Base FFO, with additional accretion post synergies
  Transaction consideration contingent on value creation and growth

TORONTO, Sept. 10, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy” or the “Company”) is pleased to announce that it has entered into an agreement to acquire Filter Group Inc. (“Filter Group”), a leading provider of subscription based, home water filtration systems to residential customers in Canada and the United States, for $15 million in cash consideration, the assumption of approximately $22 million of Filter Group debt, and future performance based earn-out payments (the “Transaction”).  Headquartered in Toronto, Ontario, Filter Group currently provides under counter and whole home water filtration solutions to residential markets in the Provinces of Ontario and Manitoba and the States of Nevada, California, Arizona, Michigan and Illinois, with over 30,000 customers to date.

Pursuant to the purchase agreement (the “Purchase Agreement”), Just Energy will acquire all of the issued and outstanding shares of Filter Group and the shareholder loan owing by Filter Group.  In addition to the assumption of approximately $22 million of third party Filter Group debt, the aggregate consideration payable by Just Energy under the Purchase Agreement is comprised of: (i) $15 million in cash, fully payable within 180 days of closing; and (ii) earn-out payments of up to 9.5 million Just Energy common shares (with up to an additional 2.4 million Just Energy common shares being issuable to satisfy dividends that otherwise would have been paid in cash on the Just Energy shares issuable pursuant to the earn-out payments (the “DRIP Shares”), subject to customary closing adjustments.  The earn-out payments are contingent on the achievement by Filter Group of certain performance based milestones specified in the Purchase Agreement in each of the first three years following the closing of the Transaction.  In addition, the earn-out payments may be paid as to 50% in cash and the DRIP Shares as to 100% in cash, at the option of Just Energy.  Closing of the acquisition is expected to occur on or about October 1, 2018 and is subject to the satisfaction or waiver of a number of conditions customary in acquisition transactions of this nature, including the approval of the Toronto Stock Exchange and the New York Stock Exchange to list the Just Energy common shares issuable pursuant to the Transaction.

Patrick McCullough, Just Energy’s President and CEO, stated, “Over the past 18 months, Just Energy has been surveying its customers to better understand the products and services that they value.  At the top of the list were products that provide health, well-being and comfort, including water filters.  We have listened to our customers and the acquisition of Filter Group is a significant step by Just Energy in its transformation to a value-added consumer products company.”  Mr. McCullough added, “This strategic acquisition is expected to allow Just Energy to achieve profitable customer growth through differentiated value-added products, and diversify its product mix with non-commodity products and services offerings.”  Mr. McCullough continued, “The Transaction has been structured in a manner that allows Just Energy to realize an attractive upfront purchase price for the existing Filter Group business on the closing of the Transaction.  In addition to being highly strategic for Just Energy, the earn-out structure has been designed so that the majority of the purchase price becomes payable only in the event that Filter Group is able to deliver on predetermined growth targets that would see significant value created for Just Energy shareholders and is expected to be immediately accretive to Just Energy’s Base FFO.”

Daniel MacDonald, CEO of Filter Group, stated, “I am very excited for Filter Group to join the Just Energy group of companies and help drive the transition to consumer products. With Just Energy acquiring Filter Group’s product suite and platform, we are looking to replicate Just Energy’s historical success growing, and eventually selling, National Home Services in Ontario, with the added benefit of our product offering not being limited to Ontario. We look forward to the cross selling opportunity and leveraging Just Energy’s 1.5 million consumer customers, while also providing expansion opportunities in non-regulated domestic and global markets.” Daniel MacDonald will remain employed as the CEO of Filter Group post-closing.

Mr. MacDonald, who is also the majority shareholder of Filter Group, is the son of the Executive Chair of Just Energy. Accordingly, although the Executive Chair does not have any direct or indirect interest in Filter Group, Just Energy’s Executive Chair recused herself from the negotiations and the decision making processes with respect to the Transaction. The Transaction was overseen by the Strategic Initiatives Committee of Board of Directors of Just Energy (the “SIC”), which is comprised entirely of independent members of the Board of Directors, and received the SIC’s unanimous support.  The SIC received financial advice and an opinion from its financial advisor, National Bank Financial Inc., that as of the date thereof and subject to the assumptions, limitations and qualifications set forth therein, the consideration payable by Just Energy pursuant to the Transaction is fair, from a financial point of view, to the Company.

Just Energy will be hosting its Investor Day in New York City beginning at 8:30 a.m. Eastern Daylight Time (EDT) on Thursday, September 13, 2018.  At the event, Just Energy’s management team will present additional information about Filter Group and the Transaction. The presentation will be webcast live beginning at 8:30 a.m. (EDT) on Thursday, September 13, 2018.  The event can be accessed at https://edge.media-server.com/m6/p/4k4s4p8q where interested parties may also view the slide presentation. The presentation will be archived on the Company's website for one year.

Advisors

In addition to National Bank Financial Inc. having acted as the SIC’s financial advisor in connection with the Transaction, Osler LLP provided legal advice to the SIC in connection with the approval of the Transaction.  Fasken Martineau DuMoulin LLP acted as legal counsel to the Company in connection with the Transaction.  Bennett Jones LLP acted as legal counsel to Filter Group in connection with the Transaction.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.6 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, terrapass and EdgePower Inc. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to the completion and timing of the acquisition of Filter Group, the impact of the acquisition on Just Energy and its shareholders, and potential synergies with Just Energy, and are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to the results of the acquisition and the ability of Just Energy to integrate the Filter Group into its operations, general economic and market conditions, levels and rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

NON-IFRS MEASURES

The financial measure Base FFO does not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but Just Energy believes that this measure is useful in providing relative operational profitability of Filter Group’s business.  Please refer to “Key Terms” in the Company’s management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and twelve months ended March 31, 2018 for the Company’s definition of “Base FFO”.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com